

TotalSource
Solutions Inc.
"INNOVATIONS IN ACTION"

ANNUAL REPORT

TOTALSOURCE SOLUTIONS INCORPORATED

1020 John Paul Jones Drive
Stafford, VA 22554
https://www.totalsource.solutions

This Annual Report is dated April 16, 2018

BUSINESS

Corporate Background and General Overview

TotalSource Solutions Incorporated ("TSSI") is a Virginia corporation formed on October 31, 2016 as a science and technology company focused on public safety security solutions designs, innovative technology integrations, and robotic implementations.

We are a small business still capitalizing and seeking equity funding to acquire an operational facility, necessary staffing, and materials to complete prototype fabrication and testing. Current funding activities include our offering memorandum under the U.S. Securities and Exchange Commission (SEC) Regulation Crowdfunding. Our crowdfunding campaign is managed through the StartEngine portal. The campaign initiated on 27 December 2017, we exceeded our minimum funding goal by mid-February 2018, and executed our first funds withdrawal on 20 March 2018. This was an inspiring achievement and we are most thankful to our investors for their continued support and confidence. With this confidence, our plan is to extend the crowdfunding campaign as many times as permissible in hopes of achieving the regulation maximum goal of $1,070,000 within a twelve months period. Achieving this maximum goal will enable us to begin introduction of a comprehensive security and public safety solution in the very near future. We still have a long way to go ask for our investors and followers continued support. Please help us get the message out by sharing our concept with your family, friends and others so that they too can join us in this development. The funds withdrawn is being used to continue our marketing effort, refining concept designs, developing the detailed mechanical drawings, and procuring materials for prototype fabrication. Additionally, we are preparing the product non-provisional patent applications due before expiration of the existing provisional patent applications on file with the US Patent and Trademark Office (USPTO).

Our primary business is the development of two concept design products that we plan to introduce to markets. The first product concept is our Net-Centric Threat Detection Systems (NTDS) which will address a gap in current public safety security capabilities. It will provide a comprehensive security solution and innovate threat surveillance, standoff detection, and threat containment capabilities. The second product concept is our Multi-Screen Folding Display (MSD) Laptop Workstation (LTW) and Desktop Monitors (DTM) which will introduce exciting new capabilities to support mobile security operations center (SOC) requirements and also increase office productivity and enhance user ability to multi-task. Both concept designs have non-provisional patent applications filed with the USPTO.

Team TSSI comprises a multi-discipline of advisors, subject matter experts (SME),

professionals, partners, and vendors/suppliers that are the industry leaders in their respective area of technology. With the use of non-disclosures and other agreements, certain early concept design verifications and preliminary testing is being outsourced with our partners and vendor/suppliers. The resulting products will be returned for acceptance by our technical management leadership team Mrs. Meena Jagasivamani (Chief of Technology and Software Development) and Shane Truffer (Chief Engineer and Director of Manufacturing). The NTDS and MSD are the vision of our founder George B. Brown who has decades of experience doing the business of security providing engineered solutions through managed processes and integrated technologies.



NTDS Concept Capability Block Diagram

Contains TotalSource Solutions Inc. Proprietary Information -
Do Not Distribute



Robotic "Bear Hugg" Sentry (RBS)



Multi-Screen Folding Display (MSD) Laptop Workstation



Progress and Development

In July 2017 we selected the Menlo Systems Asynchronous Optical Sampling System (ASOPS) Twin femtosecond fiber coupled laser engine as our core sensor for the NTDS array of sensor detection panels. The ASOPS will be housed in a specialized enclosure and will allow significant remote detection capability.

Also, in July 2017 we completed the NTDS operations concept animation or explainer video that would be used for marketing and introducing the concept capabilities planned for the NTDS. Associated fees or expenses were documented in the general ledger.

During August 2017 thru September 2017 the initial officers and selected advisors achieve first year vesting and were issued their respective allocation of Class A Common Stocks in a four-year vesting period, except for the CEO and founder, who has a five-year vesting period. The names of officers and selected advisors are documented in the corporate stock issue log. Appropriate IRS Form 83b where initiated at that time of the stock allocation disbursement.

In early December 2017 we amended the NTDS provisional patent application with the formal non-provisional application which will be examined by USPTO patent examiner to determine patentability.

In late November 2018 we responded to comments from USPTO examiner and submitted amendment 002 to the NTDS non-provisional application for continuing the patentability determination.

In late December 2018 we responded to comments from USPTO examiner and submitted amendment 003 to the MSD non-provisional application for continuing the patentability determination.

In late December 2017, TSSI successfully launched a SEC regulation crowdfunding campaign with StartEngine of Los Angeles CA. for the purpose of raising equity capital for company operations. Also, in late December 2017 we completed the second level detail design for the NTDS.

In early January 2018 we amended the MSD provisional patent application with the formal non-provisional application which will be examined by USPTO patent examiner to determine patentability.

Additionally, in early January 2018 we discovered a significant competitor in Patriot One Technologies of Vancouver Canada that introduced "cognitive microwave radar (CMR)" technology that detects concealed weapons such as we will with the NTDS capability. However, our system design provides a comprehensive solution. Meaning that we do more than surveillance and detection of a concealed threat, we activate threat containment upon detection to prevent further escalating activities. For example, as indicated in our system animation video, our three-security-zone approach to threat surveillance, detection, and mitigation capability. Also demonstrated, is the system ability to live stream/broadcast situational information to authorities and to apprehend/contain the threat preventing harm to others in the process. This is the basis for the functional concept design of the walk-thru mantrap vestibule inspection queue (MIQ), robotic sentry suite (includes robotic "Bear Hugg" sentry (RBS) and aerial drone surveillance and tracking capability (ADC)) technology, and the roadway actuating and non-actuating barricades and bollards (RBB). The MIQ has two configurations, one for Ingress (positioned at facility entry threshold) and another for Egress (position in all facility exits). The Ingress module incorporates an array of sensors and communications console for inspection of all entrants and upon detection of a threats it becomes a ballistics and explosion resistant containment module. The Egress module design provides for positive controlled egress and only permits exit from a facility. Both modules incorporates an emergency mode and procedures for operations in situation such as power outages and emergencies evacuations such as fire.

Additionally, we detect a variety of threats that includes weapons (firearms,

knives/machetes, and explosives), radiation, biological, and chemical threats, all during the same threat screening event. We also understand that technology evolves and as part of our subscription base option we include technology upgrades to ensure the latest techniques and efficiency. Our comprehensive solutions are based on years of experience in security and controlled environments and innovation that considers technologies, physics, chemistry, and human tendencies or behaviors.

In early March 2018 we completed the MSD laptop workstation 3D drawings developed in Autodesk Inventor Pro and Fusion 360. Began collaborations with University of Maryland Makerbot Innovation Center "Terrapin Works" for use of 3D printing to provide rapid prototype support for fabricating the MSD Laptop and Desktop Monitor prototypes.

In mid-March 2018, we contacted Patriot One Technologies of Canada and began engagement to explore if we could add their CMR technology to our existing array of threat sensors. We have initiated NDA discussions and signed the agreement and waiting for their signed fully executed copy for our records. Next, we plan to begin discussion regarding using their CMR in our system and any other mutual arrangements we can agree on.

Also, during March 2018 thru early April 2018, we initiated sample testing of various white powders to verify the Menlo Systems fiber coupled femtosecond TERA15 laser could distinguish between them, Test samples were assembled and shipped to Menlo Systems, Newton NJ facility to perform free space transmission spectroscopy tests. The raw data from the tests were returned so that our team could perform the Fournier Transform (FFT). The results were analyzed for various absorption spectrums and although promising, future testing should be performed under reflectivity to align with our technical approach. Menlo Systems is a key partner in our NTDS standoff threat detection development.

During our April 2018 Board of Directors Board Meeting the board voted unanimously to elect Mrs. Meenatchi Jagasivamani and Mr. Henry G. Nash to the board of directors.

During July 2018 review meeting technical advisors raised attention authorize an initiative to conduct a review of the product development strategy. The emphasis is to determine which concept product development to be reprioritize that offered an accelerated path to market introduction and revenue generation. Actions include creating a plan for this determination that will produce the prioritized list with supporting information.

During September 2018 the MIQ technical drawings and 3D model where completed. The installation of the threat detection panels, communication console and carry bag conveyor system will be retro fitted once their designs are completed. The drawings have been submitted for quote to Curbell Glass for polycarbonate material requirements. The metal frame and accordion door fabrication will be submitted for quote to Xometry Manufacturing on Demand at a later date.

THE OFFERING

5000 shares of Class B Common Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Maximum 535,000 shares of Class B Common Stock ($1,070,000)

*Maximum subject to adjustment for bonus shares. See **10% Bonus** below*

Minimum 5,000 shares of Class B Common Stock ($10,000)

Company	TOTALSOURCE SOLUTIONS INCORPORATED
Corporate Address	1020 John Paul Jones Drive, Stafford, VA. 22554
Description of Business	Small science and technology business designing and developing innovative public safety security systems and innovative laptop computers and desktop peripheral solutions.
Type of Security Offered	Class B Common Stock
Purchase Price of Security Offered	$2.00 per share
Minimum Investment Amount (per investor)	$300.00

TotalSource Solutions Incorporated is offering up 5 35,000 shares of its non-voting Class B Common Stock on a "best efforts" basis. The offering may continue until the earlier of 90 days after the launch of the campaign (which date may be extended at our option) or the date when all the shares have been sold. The shares will be priced at Two Dollar ($2.00) per share.

Our offering consists of a minimum target offering amount of Ten Thousand Dollars ($10,000) and a maximum target offering amount of One Hundred Thousand Dollars ($100,000). We will accept investments in excess of the maximum target amount. Specifically, after we reach the minimum target offering amount of $10,000, we may conduct the first of multiple closings of the offering early if we provide notice about the new offering deadline at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis.

Generally, the aggregate purchase price of the shares you buy in this offering may not exceed ten percent (10%) of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. We encourage you to review Rule 227 of Regulation Crowdfunding before you make any representation that your intended investment does not exceed applicable thresholds. For general information on investing, we encourage you to refer to www.investor.gov.

There is currently no trading market for our common stock and we cannot guarantee that such a trading market for our common stock will ever exist. Please see "Transferability of Securities."

Number of shares - 535,000
Price to Public - Per share $2.00 for Total of $1,070,000.

Underwriting discounts and commissions* - $0.00

Proceeds to the Company ** - $2.00 per share and total of $1,070,000.00

* We will not use commissioned sales agents or underwriters
** Does not include expenses of the offering, including professional fees, costs of securities compliance, escrow fees, and the fees and costs of posting offering information on StartEngine.com, estimated to be $6,000 in the aggregate if we achieve the maximum offering amount. See "Use of Proceeds."

The 10% Bonus for StartEngine Shareholders (This bonus period is concluded as of 4:00PM PT on December 27, 2017)

TotalSource Solutions Incorporated will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+

campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 50 shares of Class B Common Stock at $2.00 / share, you will receive 5 Class B Common Stock bonus shares, meaning you'll own 55 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business:

TotalSource Solutions, Inc. (TSSI) is a small science and technology company incorporated in Virginia, USA. TSSI's business focus is public safety and security systems design, innovative technology integrations, and robotic implementations. We are currently developing two revolutionary and high value-added systems/products. The first being a net-centric threat detection system (NTDS) concept design to provide a real-time standoff threat surveillance, detection, and mitigation capability for various public safety venues. The second is a multi-screen display (MSD) laptop computer workstation and desktop peripherals that provide high performance features for increased productivity and introduces folding display screens and ultra-thin display screen technology. A provisional patent application has been filed with the US Patent and Trademark Office for both the NTDS and MSD system capabilities. The NTDS and MSD systems integrate leading-edge commercial off the shelf (COTS) technologies, TSSI proprietary software applications, robotics, and engineered processes implementations. TSSI is seeking equity capital to acquire required staffing, system materials and equipment, and an integration facility to complete our product development and manufacturing.

Sales, Supply Chain, and Customer Base:

TSSI products/systems sales strategies includes a phased introduction of the NTDS capabilities and the introduction of the high-performance MSD laptop computer and desktop peripherals. The products/systems will be offered with multiple purchasing options. For example, the NTDS capabilities will offer purchasing options that includes

security systems as a service (SaaS) features based on a five (5) year subscription agreement. TSSI partners include vendors/suppliers that are industry leaders in their respective technology areas. Through partner engagements and specific sourcing agreements, the company expects to develop an efficient and responsive supply chain that enables an effective procurement, manufacturing, and product sales capability. TSSI's research and market analysis efforts indicate opportunities world-wide with rising demands for advanced security capabilities to detect and prevent acts of terrorism. The company's market entry strategy and target customer base includes use of online presentations and direct contact with educational institutions (schools & universities), federal, state, and local governments, law enforcement, infrastructure managers, port & mass transit authorities, and major commercial entities (developers and management of commercial real-estate, malls, theaters, arenas, stadiums, and other public venues.)

Competition:

TSSI will compete in both the security systems market and the consumer product market. To acquire a broader perspective of the security systems market, TSSI joined the Security Industry Association (SIA) with full access to its resources. Information from industry study #3321 Electronic Security Products performed by The Freedonia Group and commissioned by SIA, provided significant outlook and some key market projections. The study projects a rise in demand for electronic security products in the US of 7.0 percent annually through 2019 to $16.2 billion. The study reports that globally, there is nearly 500 firms that produce electronic security products and systems. In 2014, the five largest security equipment firms (Tyco International, United Technologies, Honeywell International, Nortek, and Hangzhou Hikvision) accounted for 33 percent of the US electronic security product revenue.

Information provided in the study indicates that suppliers of contraband detection systems provide the most direct competition to the TSSI's NTDS (net-centric threat detection system). The suppliers include American Science and Engineering, Analogic, L-3 Communications, OSI Systems (via Rapiscan Systems), SAFRAN, Smiths Group, and Thermo Fisher Scientific. Many of these firms offer a range of sophisticated technologies and consulting to the US and other governments. Some of these grew their security businesses from their expertise in other industries which use related technology. For instance, Analogic developed its contraband detection and imaging systems from its medical imaging operations. Thermo Fisher Scientific, which produces explosives, radiation, and chemicals detection systems, has its roots in analytical and monitoring instruments, and laboratory and clinical research equipment.

TSSI's founder is familiar with the above supplier's products from his tenure supporting DHS Transportation Security Administration (TSA) in testing and deploying security equipment to the nation's airports.

Recently discovered competitors include Patriot One Technologies PATSCAN™ "cognitive microwave radar" capability, Knightscope's patrolling robots strategy and Evolv Technology's Mosaiq system. Evolv's Mosaiq is the closest competitor in the

context of technology implementation of multiple sensors, artificial intelligence, biometrics and a similar zone protection strategy. However, Patriot One Technologies capability has already demonstrated success in detecting concealed handguns. The key competitive differentiator that TSSI's NTDS system will introduce to market is its revolutionary standoff detection technology, threat surveillance and mitigation capabilities, and protected area sterilization through positive ingress and egress control in a coordinated net- centric environment.

Liabilities and Litigation:

TSSI does not have any litigation involvement and it's only liabilities is a revolving credit card that is current and will be eliminated with a successful equity funding campaign.

The team

Officers and directors

George B. Brown	CEO, Founder, & Chairman of the Board
Edward F. Udelson	Advisor and Board Member
Becky R. Brown	Acting Treasurer and Board Member
Meenatchi Jagasivamani	Chief of Technology and Board Member
Henry G. Nash	Senior Advisor and Board Member

George Brown
George B. Brown provided the vision for TotalSource Solutions Inc. (TSSI), a newly formed Science and Technology company focused on innovative security solutions designs and technology integration. He also envisioned the company's Net-Centric Threat Detection System (NTDS). George's technical and management career began in the U.S. Marine Corps where he served in both technical and leadership capacities. He received numerous awards for his work in aircraft maintenance, avionics, laser safety, electronic warfare laboratory, and acquisition professional. He shares a US Navy patent for a concept he envisioned in US Patent 5,307,505. After service in the Marines, he established himself as a technical manager with both large and small businesses supporting DoD activities (US Navy, US Air Force, NGA) and DHS activities (TSA, OBIM, ICE, US Coast Guard). Leadership positions include CEO and founder, TSSI (Oct2016 -Present), CEO, Succinctive Training LLC (Feb2016 – Present), Director of DHS Programs (VariQ Corporation, Oct2014-Dec2016), Program Manager (PM) TWD & Associates Inc (Jun2012-Oct2014) supporting Headquarters, Naval Sea Systems Command as contract IT Ops Manager, and PM Bluewater Federal Solutions Inc (Oct2007-Apr2012) supporting TSA Office of Security Technology Deployment Planning and Execution, TSA Systems Integration Facility, and Security Technology Integrated Operations Center. His college studies include drafting technology, industrial technology, and business administration.

Ted Udelson
As advisor and member of board of directors since TSSI inception, Ted brings an extraordinary level of security knowledge with more than 40 years operational

experience in Information security and disaster recovery. Beginning early in his career he held management positions from network manager, manager of Information technology, director of information technology, and senior consultant. Recent positions held include Board of Directors TSSI (Oct2016 -Present), Chief Learning Officer Succinctive Training LLC (Feb2016 - Present) mentoring security instructors and developing course curricula such as risk management framework (RMF), certified ethical hacker (CEH), and certified information systems security professional (CISSP), Senior Security Analyst VariQ Corporation (Apr2015 – Oct2015), and Senior Instructor, InfoSec Institute (May2014 – Present) as the primary instructor for CISSP and project management professional (PMP). Ted is also an accomplished security certification instructor and writer with several security instructional books and publications in American Society of Association Executives (ASAE), Technoscope, News #X/AS400, and Systems Magazines. He is also a business partner in Succinctive Training LLC specializing in all aspects of security certification training, RMF, and professional skills training curriculums. Ted holds a Bachelor of Science degree in Physical Science and maintains certifications in CISSP, SSCP, and PMP.

Becky R Brown

Becky R. Brown brings many years of experience in customer care and professional service. She is an original member of TSSI's board of directors (Oct2016 – Present) and serves as the Treasurer (Nov2016 -Present). Before leaving the full time workforce more than 10 year ago and since then providing some part-time bookkeeping support, her career experience and professional exposure included health care services professional, personal apparel and promotional items distribution, fashion design selection committee, fashion and beauty consultant, retail sales manager with major retail corporations, and treasurer with a small service corporation. Education includes studies in Business Administration – Calhoun State College, Medical Technology – Atlanta College, and Cosmetology and Fashion Concepts – Central Texas College. Certifications includes Certified Phlebotomist, and Licensed Cosmetology Professional. Hobbies include bicycling, water aerobics, swimming, and gardening.

Meenatchi Jagasivamani

Meena brings exceptional experience spanning more than 16 years with a robust portfolio of leading-edge high technology positions. Her portfolio includes Sr. Systems Engineer doing research engineering in VLSI (very largescale integration IC) design of power-efficient FPGA (field programmable gate array IC) utilizing 3D integrated circuit design with a DRAM memory stack. She also worked as a Semiconductor Design Engineering supervisor in the development of the first memory chip product utilizing a novel, disruptive technology (Phase-Change Memory) at the 90nm process node. Additionally, Meena simultaneously managed 2 complex software development projects supporting DHS Office of Biometric Identity Management, gaining an exceptional performance rating and a huge profit margin. Meena has a pronounced reputation as an extremely talented and astutely knowledgeable technical expert. She has successfully filed 5 US Patents on circuit design innovations, she has successfully published and presented at several prestigious Industry technical conferences and was a key part of a group that won the industry level EDN magazine's "Innovator of the Year" award for 2009. Meena is also an entrepreneur and president

of Digirati LLC. She holds several degrees including a M.S. in Electrical Engineering (VLSI Circuit Design Area), an MBA in Strategy & Finance, and is presently a PhD student in Electrical Engineering. Meena has introduced design improvements to both the NTDS and MSD and now shares as inventor in the non-provisional patent application. We are extremely fortunate to have Meena with Team TSSI.

Mr. Henry G. Nash

Mr. Nash is the Chief Executive Officer and President of General Scientific Corporation (GSC). He is the founder and is directly responsible for the decades of success GSC continues to enjoy as a premier defense contractor providing engineering services, original equipment design and manufacturing, and professional services. Mr. Nash is a distinguish professional, businessman, and model citizen. He is recognized for his mentorship and many community contributions which includes work he has done in providing leadership and inspiration for many young aspiring engineering students of his alma mater (Savannah State College). He has been a personal mentor and advisor to the founder of TSSI. We are extremely fortunate to have Mr. Nash serve on our board of directors and the many years of business expertise he brings.

Number of Employees: 3

Related party transactions

There are no transactions in which the issuer was or is to be party and the amount involved exceeded 5% of the aggregate amount of capital sought by the company under Regulation CF.


RISK FACTORS


These are the principal risks that related to the company and its business:

- **Our non-provisional patent application and other intellectual property could be unenforceable or ineffective.** One of the Company's most valuable assets is its revolutionary threat detection and mitigation technology and its innovative multi-screen folding display laptop and desktop monitor computer product line. We currently have two provisional patent applications filed with the US Patent and Trademark Office, and threat detection trade secrets. The Company intends to continue to file key trademarks and additional patent applications and build its intellectual property portfolio as we discover new technologies related to standoff threat detection and mitigation techniques.
- **Our business projections are only estimates.** We will compete with larger, established Security Products companies who currently have products on the markets and/or various respective product development programs. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will

intensify.

- **TotalSource Solutions Incorporated (TSSI) is a brand-new company.** It has no history, no clients, no revenues. If you are investing in this company, it's because you think the Net-centric Threat Detection System (NTDS) and the multi-screen display (MSD) laptop computer and desktop display product line is a good idea, that TSSI will be able to secure the intellectual property rights to the NTDS and MSD computer product lines and that the company will secure the exclusive contracts with Federal, State, and local government as well as port and mass transit authorities as a result of our revolutionary threat surveillance, detection and mitigation technology implementation strategy, that we will be able to successfully market, manufacture and sell our product lines, that we can price it right and sell it to enough enterprises so that the company will succeed. We have yet to sell any NTDS security systems or MSD computer products and we plan to market our products to fill a current technology and capability gap. Further, we have never turned a profit and there is no assurance that we will ever be profitable

- **Even if we raise the maximum sought in this offering, we may need to raise extensive funds in order to be able to start manufacturing operations.** We estimate that we will require at least $4 million to commence commercial production of the NTDS and the MSD product lines. We believe that we will be able to finance the commercial production of both the NTDS and the MSD product lines through pre-payment for orders. If we are unable to do so we may need to raise money from bank loans, future sales of securities or some combination thereof.

- **You can't easily resell the securities.** There currently is no market venue available for the resale of our securities.

- **Our financial review includes a going concern note.** Our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows from our equity funding campaign to meet our obligations, and/or to obtain the equipment and material required to conduct material characterizations for the threat database that is essential for our advanced standoff detection application. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time. Our core sensor for the advanced standoff detection capability is based on a laser engine we will procure from a vendor/supplier (Menlo Systems).

- **Any valuation at this stage is pure and hopeful speculation.** No one is saying the company is worth a specific amount. They can't. It's a question of whether you, the investor, want to pay this price for this security. If you Don't think you can make that call. Then don't invest.

- **Our business projections are only estimates based on speculation of what may occur.** There can be no assurance that the company will meet those projections and that they are realistic. There can be no assurance that the company (and you will make money) and that there will be sufficient demand for the product lines, or that clients will think it's a better option than the competition and that we have priced the product and services at a level that allows the company to make a profit and still attract business.

- **Barrier to the market and objections to the introduction of a revolutionary technology** Our technology is expected to challenge several of the top five security system providers who currently have over 30% of the market and have significant investments servicing the larger client such as the federal and state governments, and law enforcement. They have large resources, well connected and may embark on a campaign to block our entry into the market. We expect them to lobby against the introduction of the standoff detection technology based on unsubstantiated claims and false perception of the safety surrounding the capability. There is concerns of activists campaigning against search without probable cause associated with the standoff detection technology.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- George B. Brown, 20.0% ownership, Class A Common Stock

Classes of securities

- Common Stocks Class A: 1,478,893

Voting Rights

The company is authorized 10 million shares of Class A Common Stocks of which 1,478,893 shares are outstanding via restricted stock award.

The holders of shares of the Company's " Common Stock Class A" (Voting), are entitled to five votes per share for each share held of record on all matters submitted to a vote of the shareholders, and the election of the board of directors.

Dividend Rights

Subject to preferences that may be granted to any then outstanding preferred stock and class B common stock, holders of shares of Class A Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock and followed by class B common stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Class A Common Shares are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Class B Common Shares, Preferred Shares and any additional classes of preferred stock that we may designate in the future.

- Common Stocks Class B: 12,125

Voting Rights

The company is authorized 7 million shares of Class B Common Stock of which 12,125 shares are currently outstanding.

The holders of shares of the Company's Non - Voting Class B Common Stock, par value of $0.001 per share, are not entitled to vote on any matter except as required under applicable law. Where voting is required under applicable law, each share of Class B Common stock will be entitled to one half (0.5) of one vote per share held.

Dividend Rights

Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Class B Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Class B Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Class B Common Shares are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Preferred Shares and any additional classes of preferred stock that we may designate in the future.

- Preferred Stocks: 0

Voting Rights

The company is authorized 3 million shares of preferred stock of which zero shares are currently outstanding.

The holders of shares of the Company's Preferred Stock (Non-voting), par value of $0.001 per share, are not entitled to vote on any matter except as required under applicable law.

Dividend Rights

Holders of the Company's Preferred Stock have preference and are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Preferred Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of the Company's Preferred Stock are entitled to liquidation preference after payment of liabilities.

Rights and Preferences

Holders of the Company's Preferred Shares and any additional classes of preferred stock that we may designate in the future receive preferences over all other classes of Company stocks.

What it means to be a Minority Holder

What it means to be a minority holder

In our Company, the class and voting structure of our stock has the effect of concentrating voting control with a few people, specifically the founders along with a small number of shareholders. As a result, these few people collectively have the ability to make all major decisions regarding the Company. As a holder of the Class B

Common Stock and series of Preferred Stock, you will have no voting rights except as may be required by law. Even upon conversion of the shares purchased in this Offering, you will hold a minority interest in the Company and the founders combined with a few other shareholders will still control the Company. In that case, as a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our Company's governance documents, additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the Company or transactions with related parties.

Dilution

The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments, such as convertible bonds, preferred shares or warrants, into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only, and are not based on this offering):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth $26,660.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-09-30.

Financial Condition

Results of Operation

We do not have an operating history and have not yet generated any revenues and do not anticipate doing so until we have completed the building and delivery of product. The Net Income indicated above is remaining cash resulting from owners' contribution that was in excess of expenses incurred as of 30 Sep 2017 which was the end of our first fiscal year. We anticipate generating some revenue during the June 2019 time-frame of which we plan to reinvest into continued operations. Our second round of CF campaign has a target minimum of $ 10,000 and a target maximum of $1,070,000. Upon the successful and timely raising of our target minimum ($10,000) we intend to use a portion of the proceeds to fund a Marketing Campaign and continue development efforts for the MSD and NTDS product prototype. Based on our forecast, with the liquidity of the anticipated full raise amount, we anticipate that we can operate the business for 12 months without revenue generation.

Financial Milestones

The company has not generated any revenue and is dependent on funds expected to be raised during regulation crowdfunding campaign. Funds received from a successful campaign will be used to execute our business plan which includes acquiring necessary facilities, capital equipment, raw materials and supplies, and hiring of technical staff to complete development of two projects, the Multi-Screen folding display laptop workstation and desktop monitor, and the larger scale Net-centric Threat Detection System. The following provides the company's financial milestones:

	Milestone	Due Date	Who's Responsible	Status
	TSSI Financial Milestones (Milestones M34 thru M49 estimates are dependent upon successful equity funding and advance sales efforts)			
M1	Initial Capital Contribution	15-Sep-16	George Brown	Complete
M2	Establish Legal Entity	31-Oct-16	George Brown	Complete
M3	Establish team of Advisors	5-Nov-16	George Brown	Complete
M4	Determine NTDS Core Sensors and detection scenario	12-Nov-16	George Brown	Complete
M5	Document Product Concept Design Requirements	15-Nov-16	George Brown	Completed Draft
M6	Develop draft TSSI Development Budget Requirement	30-Nov-16	George Brown	Complete
M7	Submit NTDS Provisional Patent Application with USPTO	15-Dec-16	George Brown	Complete
M8	Contract with Vendor to produce 3D Drawing and model of Robotic Sentry Concept	15-Dec-16	George Brown	Complete, selected NV Graphics
M9	Complete Robotic Sentry Drawing and 3D model	10-Jan-17	Northern Virginia Graphics	Complete
M10	Submit MSD Provisional Patent Application with USPTO	15-Jan-17	George Brown	Complete
M11	Determine initial list of potential Technology Vendors	30-Jan-17	George Brown	Complete
M12	Investigate Ways to Raise Equity Capital	28-Feb-17	George Brown	Complete

M13	Develop Tabletop Model Detailing NTDS Concept Design	1-Mar-17	George Brown	Complete
M14	Develop Tabletop Model Detailing MSD Concept Design	10-Apr-17	George Brown	Complete
M15	Design and Post TSSI website	15-Apr-17	George Brown	Complete
M16	Select Vendor for SEC Title 3 Regulation CF support	30-Apr-17	George Brown	Complete, selected StartEngine
M17	Participate in StartEngine CF Seminar	3-May-17	George Brown	Complete
M18	Select a vendor to produce Animation video of NTDS operational concept	20-May-17	George Brown	Complete, selected FlipArt Media
M19	Develop NTDS Detection sensor requirements diagram	5-Jun-17	George and Meena	Complete
M20	Complete investigation of sensor technology vendors	15-Jun-17	George and Meena	Complete
M21	Complete Animation Video of NTDS	17-Jul-17	FlipArt Media (M. Sutherin)	Complete
M22	Develop Strategy for Material Characterization database (TSSI and Sensor Vendor)	19-Jul-17	George and Meena	Complete
M23	Develop specifications for MTA electronically controlled Accordion doors.	9-Aug-17	George Brown	Completed initial specs, will continue to work.
M24	Develop top level NTDS software	15-Aug-17	Meena Jagasivamani	Complete

M25	Re-create TSSI Annual Budget Requirement Chart	16-Aug-17	George Brown	Complete
M26	Initiate Quarterly Update of TSSI Business Plan	21-Aug-17	George Brown	ongoing
M27	Initiate effort to begin preparation for SEC CF campaign	24-Aug-17	George Brown	Complete
M28	Amend Articles of Incorporation to increase authorized shares of capital stock	28-Aug-17	George Brown	Complete
M29	Complete Requirements for CF Campaign	15-Sep-17	George Brown	Complete
M30	Attend Army Research Lab Open-Campus to determine Collaboration Partner requirements	19-Oct-17	George Brown	Complete
M31	Launch initial CF campaign to raise capital Funds required to begin TSSI Development operations	17-Nov-17	George Brown	Complete 27Dec17
M32	Engage IP Lawyer to produce non-provisional patent applications for NTDS and MSD projects. Budget - $5,000	24-Nov-17	George Brown	NTDS completed MSD Complete 11Jan18
M33	Finalize assessment of marketing/sales strategy to determine best mix of subscription bases SaaS, and direct sales plus	5-Dec-17	Mgmt Team	Not complete/ delayed TBD

	warranty options. Budget - $300			
M34	Achieve minimum CF target ($10K) to finance CPA audit for increasing CF campaign to max raise amount ($1.07M)	15-Dec-17 estimate	George Brown	Complete 8Jan18
M35	Raise $80K Capital Funds for development of multi-screen display (MSD) Laptop workstation and Desktop monitors. Funds will be used as follows:	estimate 15-Mar-18	George Brown and Shane Truffer	Not Complete Revised estimate Oct19
	1. To complete design and fabrication of functional prototype. Budget - $30K			
	2. Engage suppliers and outsourcing requirements. Budget -$40K			
	3. Initiate Marketing campaign and sales orders. Budget - $10K			
M36	Campaign successful in raising capital funds to begin hiring of technical team for MSD and NTDS development support. Budget- $60K plus EIP	estimate 30-Mar-18	George and Meena	Not Complete Revised estimate Dec18

M37	CEO Review of TSSI Operational Budget	30-Mar-18	George Brown & Mgmt Team	Complete
M38	Campaign successful in raising minimum of $350K capital to fund acquisition of facility for TSSI to complete MSD and NTDS development	25-May-18 estimate	George Brown	Revise estimate Dec 18
M39	Successfully raised Capital Funds for Acquiring Materials to construct NTDS Zone 1 Multi-Tunnel Assembly prototype and developmental testing. Funds will be used as follows:	20-Jul-18 estimate	George Brown	
	1. To complete design and fabrication of functional prototype detection panels, conveyor system, and polycarbonate enclosures. Budget - $180K			
	2. Use core sensor vendor laser engine to test material characterization capability. Budget - $75K			
	3. Complete coding and functional testing of TSSI proprietary detection software. Budget -			

	$85K			
M40	Successful raise of remainder allowed Capital Funds ($680K minus fees) to continue team staffing, development & production of MSD and NTDS system capabilities.	30-Aug-18 estimate	George Brown	
M41	Begin production quantity of MSD laptop workstation for delivery orders 15Jul2018. Budget - est. $400K mostly funded thru Advance orders.	10-Sep-18 estimate	Shane Truffer	
M42	Begin quantity delivery of MSD desktop monitors orders. Budget - est. $300K funded mostly thru Advance orders.	15-Oct-18	Shane Truffer	
M43	Initiate additional Equity Capital funding options e.g. Advance orders, VCs funding, Gov't Grants, and campaign under SEC Regulation A+ (up to $20M).	20-Oct-18	George Brown	
M44	Conduct pilot testing in operational environment of zone 1 MTA capability with selected client. Budget - est. $200K funded	Mar 2019 estimate	TSSI Test Team -1	

	mostly thru Advance orders			
M45	Conduct pilot testing in operational environment of zone 2 ESSA Street Pods and overhead Gantry with the Robotic "Bear Hugg" Sentry (RBS) capability with selected client. Budget - est. $250K funded mostly thru Advance orders	Aug 2019 estimate	TSSI Test Team -2	
M46	Begin delivery of NTDS zone 1 MTA capability orders. Budget - est. $800K funded mostly thru Advance orders.	Mar 2020 estimate	Shane Truffer	
M47	Conduct pilot testing in operational environment of zone 3 Overhead Gantry, Aerial Drone and Roadway Bollard capability with selected client. Budget - est. $350K funded mostly thru Advance orders	Jul 2020 estimate	TSSI Test Team -3	
M48	Begin delivery of NTDS zone 2 ESSA Street Pods and overhead Gantry with the RBS capability orders. Budget - est. $800K funded	Oct 2020 estimate	Shane Truffer	

	mostly thru Advance orders.		
M49	Begin delivery of zone 3 Overhead Gantry, Aerial Drone and Roadway Bollard capability orders. Budget - est. $800K funded mostly thru Advance orders.	Jan 2021 estimate	Shane Truffer

Liquidity and Capital Resources

The company is currently generating operating losses and requires the continued infusion of new capital to continue business operations. If the company is successful in this offering, we will likely seek to continue to raise capital under crowdfunding offerings, equity or debt issuances, or any other method available to the company. The company has two product designs (Multi-screen folding Displays (MSD) and the Net-centric Threat Detection System (NTDS)) which we expect to revolutionize their respective markets. The company has filed provisional patent applications with the US Patent and Trademark Office and will process the non-provisional patent applications in very near future. The company has no long term debt and a Visa credit card account that is current. The company is incorporated in the State of Virginia and recently amended its articles of incorporation to increase it authorized shares to 20 million shares of stock.

Indebtedness

The Company has not had any material terms of indebtedness.

Recent offerings of securities

None

Valuation

$2,957,786.00

We have not undertaken any efforts to produce a valuation of the Company. The price of the shares merely reflects the opinion of the Company as to what would be fair market value. The Pre-Money Valuation indicated in section above are pure estimate based on the practice of taking credit for pending patent application and in our case

we have two non-provisional applications filed with the US Patent and Trademark Office for designs we propose to develop.

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$10,000	$1,070,000
Less: Offering Expenses		
StartEngine Fees (6% total fee)	$600	$64,200
Net Proceeds	$9,400	$1,005,800
Use of NetProceeds:		
Materials and Prototypes Fabrication	$0	$300,000
Marketing	$0	$60,000
Acquire Facility	$0	$200,000
Acquire Staff	$0	$300,000
Working Capital	$3,400	$145,800
CPA Audit	$6,000	
Total Use of Net Proceeds	$9,400	$1,005,800

We are seeking to raise a minimum of $10,000 (target amount) and up to $1,070,000 (overallotment amount) in this offering through Regulation Crowdfunding. . If we manage to raise our target amount, we plan to use a portion of that proceeds to fund a CPA audit and amend our offering through Regulation Crowdfunding to the overallotment amount of $1,070,000. If we are successful in raising the full overallotment amount of $1,070,000, we believe the amount will last us 12 months and plan to use the net proceeds of approximately $1,005,800 over the course of that time as follows:

a. Upon achieving the minimum $10,000 target amount we plan to use the $6K allotted for CPA Audit to fund an accountant to conduct a CPA Audit of TSSI financials and initiate amending our current campaign to raise the full $1.07M Regulation CF overallotment amount. The $3.4K allocated to working capital will be used as necessary to cover associated incidental expenses.

b. Upon achieving the $1,070,000 (overallotment amount)) the funds will be utilized to execute our business plan in acquiring a development facility, capital equipment, materials and supplies, and hiring required staff to complete the development and begin sale of our two product lines. We plan to use the $300K allocated for materials and prototype fabrication to complete orders of materials required for initial low production rate of MSD system and also complete order of materials and mechanisms required for fabrication and testing of NTDS Robotic Bear Hugg Sentry Suite (RBS) and MIQ (mantrap/vestibule/inspection Que) prototypes. The $60K allocated for marketing will be used to further marketing campaign for MSD sales, and advertising pilot demonstrations and marketing of the RBS and MIQ. The $200K allocated to acquire a facility will be used to lease a facility for development and acquire necessary capital equipment. The $300K allocated for acquiring staff will be used to bring on key staff and human resource management. Additionally, the $145K allocated working capital will be used to cover associated incidental expenses.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available on its website https://www.totalsource.solutions in the Company Reports section labeled Annual Report. The annual reports will be available within 120 days of the end of the company's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND PRINCIPAL EXECUTIVE OFFICER (FY-2) REVIEW AND INDEPENDENT ACCOUNTANT'S (FY-1) REVIEW FOR TOTALSOURCE SOLUTIONS INCORPORATED

[See attached]

TOTALSOURCE SOLUTIONS INCORPORATED

Unaudited Financial Statements For The Period October 31, 2017 (Inception) – September 30, 2018

April 30, 2019

I, _George B. Brown_____ (Print Name), the __CEO and Founder___ (Principal Executive Officers) of _TotalSource Solutions Inc._____(Company Name), hereby certify that the financial statements of __TotalSource Solutions Inc._ (Company Name) and notes thereto for the periods ending _September 30, 2017___(first Fiscal Year End of Review) and _September 30, 2018_____(second Fiscal Year End of Review) included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

TotalSource Solutions, Inc. requested a filing extension via our tax preparer and not yet filed its federal tax returns for fiscal year ending 30Sept2018. The amounts that will be reported on our tax returns are total income of $_____0.00_; taxable income of $_____0.00_____ and total tax of $___0.00___.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the ___30 April 2019__ (Date of Execution).

__George B. Brown_____ (Signature)

___CEO_____ (Title)

_____30 April 2019_____ (Date)

TOTALSOURCE SOLUTIONS, INC.
FINANCIAL STATEMENTS
(UNAUDITED)
AS OF AND FOR THE YEARS ENDED
September 30, 2018

TOTALSOURCE SOLUTIONS, INC.
Index to Financial Statements
(unaudited)

TOTALSOURCE SOLUTIONS, INC.
BALANCE SHEET
FOR FISCAL YEAR ENDING SEPTEMBER 30, 2018
(unaudited)

ASSETS		LIABILITIES and STOCKHOLDER'S EQUITY	
Current Assets		**Current Liabilities**	
1000 - Cash	$6,937	Credit Card Payable	$1,422
1040 - Petty Cash	37		
1400 - Prepaid Expenses	80		
Total Current Assets	**$7,055**	*Total Current Liabilities*	**$1,422**
Fixed Assets		**Stockholders' Equity**	
1525 - 3D DWG/Model - LTWS, DTM, & MIC	$2,370	**Paid-in Capital**	
FY-1 - Robot Design Aide	267	Preferred Stock	$0
FY-1 - Labtop Computer	986	Common Stock Class A	306
FY-1 - Projector System	122	Common Stock Class B	9
1510 - MSD LTWS Equipment	1,056	Paid-in capital in excess of par value - preferred stock	-
1520 - NTDS RBS Prototype Vehicle	1,150	Paid-in capital in excess of par value - common stock - A	31,454
Total Fixed Assets	**$5,951**	Paid-in capital in excess of par value - common stock - B	18,326
Other Assets			
Intangible Assets-Net Of Amortization	**$25,566**	Retained Earnings	0
Patents	**1,460**	Net Income (Loss)	(11,484)
Total Other Assets	**$27,026**	**Total Stockholders' Equity**	**$38,610**
Total Asset s	**$40,032**	*Total Liabilities & Stockholders' Equity*	**$40,032**

TOTALSOURCE SOLUTIONS, INC.
INCOME STATEMENT
FOR THE PERIOD ENDED SEPTEMBER 30, 2018
(unaudited)

REVENUE/INCOME

Sale of APIC Common Stock Class A	1,577	
Sale of APIC Common Stock Class B	18,335	
Total Revenue/Income		*$ 19,912*

EXPENSES

Organization Expenses

6910 - Incorporation Expenses	1,825	
6850 – Professional Expenses	2,900	
6900 – Copyright Expense	20	
Total Organization Expense		*$ 4,745*

Operating Expenses

Software, Web, Email, Etc. Expense

7520 – Software Expense	813	
7850 – Website Expense	119	
7860 – Internet service	393	
7350 – Shipping and Postage	36	
7600 – Telephone (Cell).	262	
7550 – Other Supplies Expense	17,600	
6750 – Interest Expense	1,840	
6200 – Bank Fee	15	
8600 – Other Expenses	504	
Total Software, Web, Email Etc. Expense		*$ 21,582*

Marketing & Fee Expense

6020 – Marketing SVCS Expense	1,000	
6350 – Commission & Fee Expense	1,531	
Total Marketing & Fee Expenses		*$ 2,531*

Travel/Lodging/ Meal Expense

7050 – Meals and Entertainment Expense	732	
7650 – Travel Expense	261	
7670 – Lodging	171	
Total Travel Lodging & Meal Expense		*$ 1,164*

Amortization and Depreciation Expenses

6050 – Amortization Expenses	881	
6400 – Amortization Expenses	493	
Totals Amortization and Depreciation Expenses		*$ 1,374*

TOTAL EXPENSES $ 31,396

NET INCOME/(LOSS). $ (11,484)

TOTALSOURCE SOLUTIONS, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE PERIOD ENDED SEPTEMBER 30, 2018
(unaudited)

	Preferred Stocks		Common Stocks Class A, $0.001 Par		Paid-in Capital in Excess of Par	Common Stocks Class B, $0.001 Par		Paid-in Capital in Excess of Par	Retained Earnings Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount		Shares	Amount			
Inception	0	$0	0	$0	$0	0	$0	$0	$0	$0
Issuance of founders stock			260,000	$260						$260
services			44,723	$45						$45
Add'l Paid-in Capital					$29,878				$0	$29,878
Net income (Loss)										$0
30-Sep-17			304,723	$305	$29,878					$30,183
Cash			788	$1	$1,576	9,168	$9	$18,326	$0	$19,911
Net income (Loss)										-$11,484
30-Sep-18			305,511	306	31,454	9,168	9	18,326		$38,610
Note: TSSI remains in startup phase and raising capital to begin operations										

TOTALSOURCE SOLUTIONS, INC.
STATEMENTS OF CASH FLOWS
FOR THE PERIOD ENDED SEPTEMBER 30, 2018
(unaudited)

CASH FLOW FROM OPERATING ACTIVITIES

Net Income (Loss) For the Period	$ (11,484)
Depreciation Expenses	$ (493)
Amortization Expenses	$ (881)
Change in Prepaid Expenses	$ 1,155
Change in Prepaid Expenses.	$ 1,422
Net Cash Flow From Operating Activities	**$ (10,281)**

CASH FLOW FROM INVESTING ACTIVITIES

Change in Fixed Assets	$ (5,464)
Change in Other Assets (Patents)	$ (1,460)
Net Cash Flow From Investing Activities	**$ (6,924)**

CASH FLOW FROM FINANCING ACTIVITIES

Proceeds from Issuance of Common Stock	$ 10
Change in Additional Paid in Capital	$ 19,902
Net cash from Financing Activities	**$ 19,912**

NET INCREASE (DECREASE) IN CASH	**$ 2,707**
CASH AT BEGINNING OF PERIOD	**$ 3,690**
CASH AT END OF PERIOD	**$ 6,397**

NOTE 1 – NATURE OF OPERATIONS

TotalSource Solutions, Inc. was formed on October 31, 2016 ("Inception") in the State of Virginia. The financial statements of TotalSource Solutions, Inc. (which may be referred to as the "TSSI", "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Stafford, VA.

TSSI is a small business in its second year of formation and continues to seek adequate equity funding to begin operations. Accordingly, the company has presented financial activity that is the result of founders equity contributions and proceeds from sale of common stock to investors under SEC Regulation Crowdfunding.

The company's focus is to develop advanced public safety security systems, using innovative technology integrations, robotics, and engineered processes implementation.

We currently have two concept designs for which we seek to complete development and market. The first is a net-centric threat detection system (NTDS) concept that will provide real-time standoff threat detection, surveillance, and threat mitigation capabilities for various public safety venues. The NTDS will utilize a complex array of advanced sensor technologies and proprietary software to detect and characterize concealed threats as well as mitigate the threat through containment capabilities. The second is a multi-display screen (MSD) laptop computer and desktop monitor that provide high performance features for increased productivity and introduces folding displays and ultra-thin display screen technology. A non-provisional patent application has been filed with the US Patent and Trademark Office for both the NTDS and MSD system capabilities.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of September 30, 2018. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

5

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
We have not yet generated any product revenues (except sale of common stock) and do not anticipate doing so until we have completed the building and delivery of product, which we do not anticipate occurring until October 2020. Based on our forecast, with the liquidity of the anticipated full raise amount, we anticipate that we can operate the business for 10 months without revenue generation.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Virginia state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3– COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 4 – SUBSEQUENT EVENTS

The Company formally incorporated on October 31, 2016, see Note 1.

Subsequent to October 31, 2016, the Company's founder provided approximately $30,000 for working capital.

The Company has evaluated subsequent events that occurred after October 01, 2017 through September 30, 2018, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.



Independent Accountant's Review Report

To Management
TotalSource Solutions, Inc.
Stafford, VA

We have reviewed the accompanying balance sheet of TotalSource Solutions, Inc. as of September 30, 2017, and the related statements of income, retained earnings, and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
March 16, 2018

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

TOTALSOURCE SOLUTIONS INCORPORATED
BALANCE SHEET
SEPTEMBER 30, 2017

_____

ASSETS

CURRENT ASSETS

Cash	$	3,690
Prepaid Expenses		1,235
TOTAL CURRENT ASSETS		4,925

NON-CURRENT ASSETS

Fixed Assets	628
TOTAL ASSETS	$ 5,553

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES

Accounts Payable	-
TOTAL LIABILITIES	-

SHAREHOLDERS' EQUITY

Common Stock (17,000,000 shares authorized, 304,723 shares issued and outstanding. $.001 par value)	305
Additional Paid in Capital	29,878
Retained Earnings (Deficit)	(24,630)
TOTAL SHAREHOLDERS' EQUITY	5,553
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 5,553

TOTALSOURCE SOLUTIONS INCORPORATED
INCOME STATEMENT
FOR THE PERIOD OCTOBER 31, 2016 (INCEPTION) - SEPTEMBER 30, 2017
_____

Operating Expense		
Marketing & Advertising	$	11,479
General & Administrative		2,633
Legal		260
Net Income from Operations		(14,372)
Other Income (Expense)		
Organizational Costs		(10,258)
Net Income	$	(24,630)

TOTALSOURCE SOLUTIONS INCORPORATED
STATEMENT OF CASH FLOWS
FOR THE PERIOD OCTOBER 31, 2016 (INCEPTION) - SEPTEMBER 30, 2017
_____

Cash Flows From Operating Activities

Net Income (Loss) For The Period	$	(24,630)
Change in Prepaid Expenses		(1,235)
Net Cash Flows From Operating Activities		(25,865)

Cash Flows From Investing Activities

Purchase of Fixed Assets		(628)
Net Cash Flows From Investing Activities		(628)

Cash Flows From Financing Activities

Proceeds from Issuance of Common Stock		305
Change in Additional Paid in Capital		29,878
Net Cash Flows From Financing Activities		30,183

Cash at Beginning of Period		-
Net Increase (Decrease) In Cash		3,690
Cash at End of Period	$	3,690

TOTALSOURCE SOLUTIONS INCORPORATED
STATEMENT OF CHANGES SHAREHOLDERS' EQUITY (DEFICIT)
FOR THE PERIOD OCTOBER 31, 2017 (INCEPTION) - SEPTEMBER 30, 2017
_____

Starting Equity (Deficit)	$ -
Issuance of Stock	30,183
Dividends Paid	-
Net Income (Loss)	(24,630)
Ending Equity (Deficit)	$ 5,553

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

TotalSource Solutions Incorporated (which may be referred to as "TotalSource Solutions, Inc.", "TSSI", or the "Company") is a corporation organized on October 31, 2016 ("Inception") under the laws of the State of Virginia. The Company's focus is to develop advanced public safety security systems, using innovative technology integrations, robotics, and engineered processes implementation. The Company currently has 2 concept designs involving a net-centric threat detection system (NTDS) and a multi-display screen (MSD) laptop computer and desktop peripherals.

As of September 30, 2018, the Company had not commenced its principal operations or generated revenue. The company's current activities include preparations to raise additional capital. Risks and uncertainties related to the company's current activities may tie to the inability to raise sufficient capital for the launch of its planned principal operations or to the inability to operate a profitable business.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions

about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of September 30, 2017. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Advertising & Marketing

Advertising costs are expensed as incurred.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States, and in the State of Virginia. The Company is subject to U.S. federal, state, and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

NOTE C- FIXED ASSETS

As of September 30, 2017, the Company had not commenced its principal operations. As of that date, management did not find depreciation applicable to the Company's fixed assets of $628 held for future operations.

NOTE C- STOCK

Dividends may be declared by the Board of Directors and paid by the corporation out of the unreserved and unrestricted earned surplus of the corporation, unreserved and unrestricted net earnings of the current fiscal year, or treasury shares of the corporation, subject to the conditions and limitations imposed by the state of incorporation. Class A Common Stock have 5 votes per share and Class B Common Stock will have no voting rights except when required by law, and then each share would have 0.5 votes per share. Only Class A Common Stock have been issued as of September 30, 2017.

NOTE D- EQUITY BASED COMPENSATION

The Company accounts for restricted stock issued under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The fair value of each restricted stock is estimated on the date of the grant. These shares are issued as vested.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the stock issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. These shares are issued when vested. These will be considered part of the shareholders' compensation for services provided and the portion currently recognized is recorded as an expense at par for the shares vested and issued.

As of September 30, 2018, the Company issued 304,723 of 1,478,893 shares of restricted common stock that vested during the period.

NOTE E- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before April 10, 2019, the date that the financial statements were available to be issued.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

VIDEO TRANSCRIPT (Exhibit D)

TotalSource Solutions Inc (TSSI) is a newly formed science and technology company focusing on security solutions design, content analysis, and innovative technology integrations. We have designed and are currently developing two innovative products. The first is a comprehensive security solution, a Net-Centric Threat Detection Systems (NTDS) which will revolutionize threat surveillance, standoff detection, and threat containment capabilities. Our targeted customer segment includes law enforcement, federal, state, and local governments, educational institutions (schools & universities), infrastructure managers (bridges, water treatment, energy facilities, et cetera), port & mass transit authorities, places of worship, and major commercial property development and management entities. The second product is a multi-display screen (MSD) laptop computer workstation and desktop peripherals that provide high-performance features for increased productivity and introduces folding displays screens and ultra-thin display screen technology. A provisional patent application has been filed with the US Patent and Trademark Office for both the NTDS and MSD system capabilities.

NTDS VIDEO SCRIPT

In the modern world having an effective and reliable security system is more important than ever. Todays threats come in multiple forms and directions, but there is a problem. Our existing security options are antiquated and unreliable and the time for change is now.

January 2017, Ft. Lauderdale airport security, screens passengers before they enter the protected terminals. But the shooter entered through the baggage claim, an unprotected area.

Cascade Mall Washington, a gunman enters the public space, unmitigated, and opens fire. The mall, protected only by roaming security, are slow to respond and are unable to handle the threat.

The future security must identify threats before they reach the population zone, Luckily the future is now.

Introducing Net-centric Threat Detection System, a three zone solution, providing surveillance, detection, and mitigation capability.

NTDS starts in Zone 3. The outer boundary implements the EDP dispersed configuration sensors which scans the vehicle VIN, license plates, and occupants. Information is analyzed by a detection processor controller or DPC. Authorized and zero threat vehicles are cleared. While detected threats are not.

Zone 2 - vehicle are scanned before and after entering the parking garage. When threats are detected, the vehicle is denied entry. Zone 2 is a weapon free zone. Only authorized law enforcement officers will be allowed firearms access. Unauthorized weapons will trigger a mitigation response. A robotic sentry unit will capture the suspect and deliver the assailant to a predesignated safe zone.

Zone 1 - shoe, body, and baggage scanning is paramount before entry into the protected areas. Egress chutes are available on each side in the event of a threat. When a threat is detected, the folding doors are locked and Law Enforcement Officers are notified. In the event of a wearable

explosive, the area serves as a blast chamber and the damage is contained.

The NTDS is the ultimate total source solution to the threats of the modern world. The combination of sensor technology and proprietary software which collects and analyzes all data, makes NTDS the standalone answer to all of your security needs.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

eFile

ARTICLES OF INCORPORATION
OF
TOTALSOURCE SOLUTIONS INCORPORATED

The undersigned, pursuant to Chapter 9 of Title 13.1 of the Code of Virginia, states as follows:

1.   The name of the corporation is TotalSource Solutions Incorporated.

2.   The purpose for which the corporation is formed is to engage in any lawful business not required to be specifically set forth in these Articles for which a corporation may be incorporated under the Virginia Stock Corporation Act.

3.   The corporation is authorized to issue 150,000 shares of common stock.

4.   The name of the corporation's initial registered agent is George Bacon Brown. The initial registered agent is an individual who is a resident of Virginia and an initial director of the corporation.

5.   The address of the corporation's initial registered office, which is identical to the business office of the initial registered agent, is 1020 John Paul Jones Drive, Stafford, VA 22554. The initial registered office is located in Stafford County, Virginia.

6.   The following individuals are to serve as an initial director of the corporation:

Name	Address
George Bacon Brown	1020 John Paul Jones Drive
	Stafford, VA 22554
Becky Renee Brown	1020 John Paul Jones Drive
	Stafford, VA 22554
Edward Udelson	3701 Connecticut Ave. NW Suite 722
	Washington, DC 20008

7.   The address of the corporation's principal office is 1020 John Paul Jones Drive, Stafford, VA 22554.

INCORPORATOR:

/s/   George B. Brown Date: October 31, 2016
       George B. Brown

ARTICLES OF **AMENDMENT**
VIRGINIA STOCK CORPORATION

SCC-CLERK'S OFFICE
INFORMATION DESK

20'7 OCT f6 PH f2: 37

ARTICLES OF AMENDMENT
OF
TOTALSOURCE SOLUTIONS, INCORPORATED

undersigned, on behalf of the corporation set forth below, pursuant to Title 13.1, Chapter 9, 11 of the Code of Virginia, states as follows:

1. The name of the corporation is _TotalSource Solutions. Incorporated_
2. The Board of Directors was presented and asked to approve resolution 100917-03 to amend our Articles of Incorporation to re-designate or reclassify the common stock shares into two classes. Divide the authorized 17,000,000 shares of common stocks into 10,000,000 shares of Class A common stock (voting), par value of $0.001 per share and entitled to five (5) votes per share held in all company matters to include election of board of directors, and 7,000,000 shares of Class B common stock (Non-voting), par value of $0.001 per share and no entitlement to vote in company matter, except as required under applicable law. Where voting is required under applicable law, each share of Class B common stock will be entitled to one half of one vote (0.5) per share held. Our total authorized capitalization of 20,000,000 shares remain and re-designated or reclassified as 10,000,000 shares Class A common stock (voting), 7,000,000 shares Class B common stock (non-voting except as required under applicable law}, and 3,000,000 shares Preferred stock (non-voting). The amendment was unanimously adopted by the Board of Directors as required by subsection L of§ 13.1-604 of the Code of Virginia. ·
3. The corporation made initial issue of common stock shares to certain officers and advisors, and each have been notified of this amendment. Their common stocks have been re-designated or reclassified as Class A per resolution 100917-03 and an entry to that effect wi11 be added to the corporate stock transaction log.
4. The foregoing amendment was adopted on 09 October 2017.
5. Pursuant to § 13.1-710 of the Code of Virginia, the adoption of the amendment was duly and unanimously approved by the Board of Directors.

Executed in the name of the corporation by:



Signature

14 Oct 2017

Date

George B. Brown

Chief Executive Officer

secIDn: os110212

Tel: **540-226-0201**